Filed Pursuant to Rule 433

Registration No. 333-184953

November 15, 2012

NATIONAL OILWELL VARCO, INC.

Pricing Term Sheet

$500,000,000 1.35% Senior Notes due 2017

$1,400,000,000 2.60% Senior Notes due 2022

$1,100,000,000 3.95% Senior Notes due 2042

Issuer:	National Oilwell Varco, Inc.

Security Ratings: (Moody’s / S&P)*:	A2 / A-

Ratings Outlooks: (Moody’s / S&P)*:	Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	November 15, 2012

Settlement Date (T+3):	November 20, 2012

	1.35% Senior Notes due 2017	2.60% Senior Notes due 2022	3.95% Senior Notes due 2042

Maturity Date:	December 1, 2017	December 1, 2022	December 1, 2042

Interest Payment Dates:	June 1 and December 1, beginning June 1, 2013	June 1 and December 1, beginning June 1, 2013	June 1 and December 1, beginning June 1, 2013

Principal Amount:	$500,000,000	$1,400,000,000	$1,100,000,000

Benchmark:	0.750% due October 31, 2017	1.625% due November 15, 2022	2.750% due August 15, 2042

Benchmark Price / Yield:	100-20 1/4 / 0.620%	100-10 / 1.591%	100-18 / 2.722%

Spread to Benchmark:	+ 75 bps	+ 105 bps	+ 125 bps

Yield to Maturity:	1.370%	2.641%	3.972%

Coupon:	1.35%	2.60%	3.95%

Public Offering Price:	99.903%	99.640%	99.615%

Optional Redemption:

Make-Whole Call:	At any time prior to maturity, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 15 basis points	At any time prior to September 1, 2022, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 20 basis points	At any time prior to June 1, 2042, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 20 basis points

Par Call:		At any time on or after September 1, 2022	At any time on or after June 1, 2042

CUSIP / ISIN:	637071 AL5 / US637071AL57	637071 AJ0/ US637071AJ02	637071 AK7 / US637071AK74

Net Proceeds (Before Expenses):	$496,515,000	$1,385,860,000	$1,086,140,000

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC DNB Markets Inc. Lloyds TSB Bank plc Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. Skandinaviska Enskilda Banken AB (publ) UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.